    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1995
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         UNIONFED FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)
                             330 EAST LAMBERT ROAD
                             BREA, CALIFORNIA 92621
                                 (714) 255-8100
              (Address, including zip code, and telephone number,
       including area code, of Registrant's Principal Executive Offices)

          DELAWARE               95-4074126
(State or other jurisdiction  (I.R.S. Employer
             of                Identification
      incorporation or              No.)
       organization)

                            ------------------------
                            RONALD M. GRIFFITH, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         UNIONFED FINANCIAL CORPORATION
                             330 EAST LAMBERT ROAD
                             BREA, CALIFORNIA 92621
                                 (714) 255-8100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                    COPY TO:
                              Robert E. Dean, Esq.
                            GIBSON, DUNN & CRUTCHER
                                  4 Park Plaza
                            Irvine, California 92714
                                 (714) 451-3800
                            ------------------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the only securities being registered on this form are being offered to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                                     MAXIMUM         AGGREGATE        AMOUNT OF
       TITLE OF SHARES             AMOUNT TO     OFFERING PRICE      OFFERING       REGISTRATION
       TO BE REGISTERED          BE REGISTERED    PER SHARE (1)      PRICE (1)           FEE
Common Stock, $.01 par
 value........................  742,857 shares        $0.53          $393,714          $135.76

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices of the Registrant's common stock as reported on the New York Stock Exchange Composite Transactions on January 12, 1995.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOME
EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOT SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION: DATED JANUARY 17, 1995

PROSPECTUS

                                 742,857 SHARES
                         UNIONFED FINANCIAL CORPORATION
                                  COMMON STOCK

                             ---------------------

    All of the shares of Common Stock, $.01 par value, of UnionFed Financial Corporation ("UnionFed" or the "Company") offered hereby are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the shares offered hereby. See "Selling Stockholder."

    The Selling Stockholder has advised the Company that it may sell, directly or through brokers, all or a portion of the shares of Common Stock offered hereby in negotiated transactions or in one or more transactions on the New York Stock Exchange (the "NYSE") at the price prevailing at the time of sale. See "Plan of Distribution." The Common Stock is listed on the NYSE under the symbol "UFF." On January 12, 1995, the last reported sales price of the Common Stock, as reported by the NYSE, was $0.56 per share.

    PURCHASE OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. POTENTIAL PURCHASERS OF COMMON STOCK SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAVE SUCH COMMISSIONS OR AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                                                                        PROCEEDS TO SELLING
                                               PRICE TO PUBLIC(1)          STOCKHOLDER(2)
Per Share.................................           $0.53                     $0.53
Total.....................................          $393,714                  $393,714

(1) Based on the average of the high and low sale prices of the Common Stock on the NYSE on January 12, 1995.

(2) All expenses (other than selling expenses) in connection with the offering, which are not estimated to exceed $40,000, will be payable by the Company. See "Selling Stockholder."

                The date of this Prospectus is January   , 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act relating to its business, financial statements and other information. Such reports, proxy statements and other information may be inspected and copies may be obtained (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Common Stock of the Company is listed on the New York Stock Exchange, Inc. ("NYSE") and such material should be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, references made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, or inspected at the offices of the Commission and the NYSE as set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company under the Exchange Act with the Commission are hereby incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended June 30, 1994; (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994 (and related Form 10-Q/A filed January 4, 1995); and (iii) the Company's Report on Form 8-K filed on December 19, 1994.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to UnionFed Financial Corporation, 330 East Lambert Road, Brea, California 92621. Attention:
Ronald M. Griffith, General Counsel and Secretary, telephone number (714) 255-8100.

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE HEREIN AND INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, REFERENCES HEREIN TO SPECIFIC YEARS AND QUARTERS ARE TO THE COMPANY'S FISCAL YEARS ENDING JUNE 30 AND FISCAL QUARTERS.

                                  THE COMPANY

    UnionFed Financial Corporation ("UnionFed" or the "Company") was incorporated in Delaware in 1986 and is a financial services holding company engaged primarily in the savings and loan business through its wholly-owned subsidiary, Union Federal Bank, a federal savings bank (the "Bank"). The Bank is a federally-chartered savings bank which began operations in 1927. The Bank currently has 14 full service neighborhood banking offices located in Southern California. Consolidated assets of the Company at September 30, 1994 were $912 million.

    The Bank has experienced significant losses since 1990 as a result of its real estate development activities and its commercial and land development lending activities, which have required significant charge-offs and provisions for loan and real estate losses. The Bank's loan and real estate portfolios have been negatively impacted by the deterioration of real estate markets,
particularly   for  commercial  and  land   development  projects,  in  Southern
California and in the other regions of the United States where the Bank previously conducted loan and real estate development activities. In mid-1990, the Company ceased undertaking any new real estate investment and development projects. Since 1990, the Bank has been the subject of significant regulatory oversight and review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC").

    In late September 1993, the Company completed a recapitalization equity offering to investors, management and stockholders (the "Offering") and received net proceeds of approximately $44.1 million. Receipt of this capital resulted in the Bank achieving capital levels at that time in excess of the 4% leverage
(core), 4% Tier 1 risk-based and 8% total risk-based capital ratios required by OTS "Prompt Corrective Action" regulations. At such levels, the Bank became an "adequately capitalized" institution under OTS rules. The Company currently has approximately 27.2 million shares outstanding and has outstanding warrants entitling certain investors to purchase an additional 6.9 million shares at $2.33 per share up to five years after the closing.

    In the fiscal year ended June 30, 1994, the Bank experienced additional losses of $26.5 million primarily due to loan loss provisions and to continued losses from real estate operations. Such losses continued into the first quarter of fiscal 1995, resulting in a $3.7 million loss for the quarter ended September 30, 1994. As a result, at September 30, 1994, two of the Bank's regulatory capital ratios, the leverage (core) capital ratio of 3.37% and risk-based capital ratio of 6.47%, were less than the respective required minimum ratios of 4.00% and 8.00%. At September 30, 1994, the Bank's capital was approximately $9 million below the level required to be considered "adequately capitalized." The Bank's Tier 1 risk-based capital ratio at September 30, 1994 of 5.21% exceeded the 4.00% minimum requirement.

    Since the Bank's leverage (core) and total risk-based capital ratios were below the required regulatory minimums at June 30, 1994, the Bank was required to file a capital restoration plan with the OTS and is subject to various regulatory restrictions. The Bank's Capital Restoration Plan (the "Capital Restoration Plan"), which was approved by the OTS in late November, 1994, contemplates that the Bank will pursue all feasible alternatives to resolve the Bank's capital deficiency through the possible sale, merger or recapitalization of the Bank by March 31, 1995. Those measures could include a sale or merger of the Bank or the Bank's retail banking network or a recapitalization of the Bank through one or more equity or debt offerings. In connection with the OTS approval of the Capital Restoration Plan, the Board of Directors of the Bank consented to the issuance of a Prompt Corrective Action directive (the "Directive") directing the Bank to comply with its Capital Restoration Plan by

March 31, 1995. There can be no assurance that the Bank will be able to comply with the Directive or achieve the objectives of the Capital Restoration Plan as approved or as such Directive or plan may be revised or extended from time to time.

    The Bank intends to pursue a sale or merger of the Bank and all other feasible alternatives for maximizing value to the Company's stockholders, including the raising of additional required capital. The nature of any sale or merger transaction or the form of any recapitalization transaction may not be determined for some time. A sale or merger transaction may involve cash consideration or securities of the acquiror, depending upon market interest. The Bank may consider the reduction of the Bank's risk profile in order to enhance the prospects for a successful sale or merger or recapitalization transaction, primarily through disposition of the Bank's classified assets, which may include a bulk sale of such assets. However, the Company and the Bank do not intend to implement a bulk sale of classified assets in the absence of a sale or merger of the Bank or of a recapitalization transaction. In addition, the Bank will explore the extent to which a sale or merger transaction or recapitalization can be completed without a bulk sale of classified assets.

    A recapitalization could be accomplished through a private offering, through a public offering, through a public offering incorporating a rights offering with or without stand-by purchasers, or through a combination of transactions. Based on investor acceptance, the securities involved in a recapitalization could include common or preferred stock, warrants and debt securities. The securities could be issued by either the Company or the Bank. Any equity recapitalization could involve substantial dilution of the interests of the stockholders of the Company (including the holders of the Common Stock offered hereby).

    If the Bank does not comply with the terms of the Directive and the Capital Restoration Plan, the OTS is required to impose certain operating restrictions and may impose additional restrictions if it deems such actions necessary. If the Bank continues to fail to meet its required capital levels, the operations and future prospects of the Bank will depend principally on regulatory attitudes and actions at the time, including those of the OTS and FDIC, within applicable legal constraints. Such failure could result in the issuance of a cease and desist order or additional capital directive to the Bank, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and/or the appointment of a conservator or receiver for the Bank. In the event that the Bank were to become "critically undercapitalized," with its ratio of "tangible equity" to total assets less than 2%, it must be placed in receivership or conservatorship within 90 days unless the OTS and FDIC determine that taking other action would better serve the purpose of prompt corrective action. At September 30, 1994, the Bank's ratio of "tangible equity" to total assets was 3.12%. The appointment of a receiver or conservator for the Bank effectively would eliminate the interests of the stockholders of the Company (including the holders of the Common Stock offered hereby).

    The  Company's principal executive  offices are located  at 330 East Lambert
Road, Brea, California 92621, and its telephone number is (714) 255-8100. As used herein, the terms "Company" and "UnionFed" refer to UnionFed Financial
Corporation and its wholly-owned subsidiaries unless the context otherwise requires.

                                  THE OFFERING

Common Stock offered by Selling Stockholder..............     742,857 shares
Common Stock outstanding as of December 31, 1994.........  27,201,993 shares
New York Stock Exchange symbol...........................  UFF

                         SUMMARY FINANCIAL INFORMATION

    The following table sets forth historical consolidated financial data for the Company and its subsidiaries as of and for each of the three month periods ended September 30, 1994 and 1993 and as of and for each of the five years ended June 30, 1994. The consolidated financial data as of and for each of the five years ended June 30, 1994 have been derived from the audited consolidated financial statements of the Company. The consolidated financial information as of and for the three months ended September 30, 1994 and 1993 has not been audited, but in the opinion of management of the Company, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The results of operations for the three months ended September 30, 1994 are not necessarily indicative of the results of operations that may be expected for the entire year. The data is qualified in its entirety by the detailed information and financial statements included elsewhere in this Prospectus.

                                                  AT OR FOR
                                              THREE MONTHS ENDED
                                                                                             AT OR FOR
                                                SEPTEMBER 30,                           YEAR ENDED JUNE 30,
                                             --------------------  -------------------------------------------------------------
                                               1994       1993       1994        1993         1992         1991         1990
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT END OF PERIOD:
Total assets................................ $ 912,043  $ 981,732  $ 903,976  $ 1,161,945  $ 1,642,784  $ 2,152,756  $ 2,482,000
Loans (excluding mortgage-backed securities)
 (1)........................................   582,104    716,066    581,384      882,133    1,036,571    1,311,342    1,584,954
Mortgage-backed securities..................   185,177     67,282    157,783       90,708       61,709      395,527      384,263
General valuation allowance for loan losses
 losses.....................................    13,101     17,490     14,429       17,951       15,585       20,769       12,516
Investments and cash (2)....................    85,904    119,312     65,119       63,736      328,841      125,434      143,146
Total nonperforming loans (3)...............    18,521     13,479     22,125       18,978       53,375       66,479       23,947
REO (4).....................................    33,653     47,414     39,234       54,962       85,599       89,449       86,275
Total nonperforming assets (5)..............    52,174     60,893     61,359       73,940      138,974      155,928      110,222
Total restructured loans (6)................   107,162    140,227    113,676      162,532       82,032       23,174       37,257
Total classified assets (7).................   181,183    236,017    201,060      266,092      301,343      460,114      316,283
Total loans delinquent 30-89 days...........    17,460     19,090     15,772       13,554       43,052       85,344       14,571
Core deposit intangible.....................     2,310      3,024      2,533        3,233        4,892        6,072        6,905
Capitalized loan servicing assets (8).......       128         56        118        3,402        5,137       18,292       21,954
Deposits....................................   848,289    850,928    847,957    1,022,046    1,298,367    1,565,311    1,697,057
Borrowed funds..............................    26,814     54,223     15,464      104,823      270,193      466,363      597,404
Stockholders' equity........................    31,009     55,754     34,685       17,042       49,126       71,254      136,729

SUMMARY OF OPERATIONS:
Total interest income.......................    14,950     18,545     64,134       91,772      143,263      206,677      231,769
Less: interest expense......................     8,344     11,137     36,297       65,973      113,940      170,783      178,088
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Net interest income.........................     6,606      7,408     27,837       25,799       29,323       35,894       53,681
Less: provision for estimated loan losses...     3,859      5,039     14,350       18,603        6,666       25,127       45,103
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Net interest income after provision for
 estimated losses...........................     2,747      2,369     13,487        7,196       22,657       10,767        8,578
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Non-interest income:
  Loan servicing fees, net of
   amortization.............................       239        416        893          230        1,012        3,892       (1,969)
  Loan fees.................................       106        261        832        1,375        1,918        1,872        1,934
  (Loss)/gain on sale of loans, mortgage-
   backed securities, investments and loan
   servicing................................       143      2,630       (239)       7,655       11,165        2,465          721
  Gain on sale of branches..................    --          1,496      1,496        1,315      --           --           --
  Other, net................................       544        884      2,488        3,181        4,421        1,720        6,702
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Total non-interest income...................     1,032      5,687      5,470       13,756       18,516        9,949        7,388
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Non-interest expense:
  General and administrative expense........     6,795      7,423     29,006       30,910       36,328       42,053       40,087
  Real estate operations, net (9)...........       438      4,549     15,743       27,277       33,770       66,839        4,429
  Amortization of core deposit intangible...       222        171        662          845        1,181        1,046          889
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Total non-interest expense..................     7,455     12,143     45,411       59,032       71,279      109,938       45,405
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Income (loss) before income taxes...........    (3,676)    (4,087)   (26,454)     (38,080)     (30,106)     (89,222)     (29,439)
Income tax provision (benefit)..............    --         --              3       (5,996)      (7,978)     (24,566)     (11,330)
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------
Net loss.................................... $  (3,676) $  (4,087) $ (26,457) $   (32,084) $   (22,128) $   (64,656) $   (18,109)
                                             ---------  ---------  ---------  -----------  -----------  -----------  -----------

                         SUMMARY FINANCIAL INFORMATION
                                  (CONTINUED)

                                                    AT OR FOR
                                                THREE MONTHS ENDED
                                                                                           AT OR FOR
                                                  SEPTEMBER 30,                       YEAR ENDED JUNE 30,
                                               --------------------  -----------------------------------------------------
                                                 1994       1993       1994       1993       1992       1991       1990
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PER COMMON SHARE: (10)
Net loss -- primary........................... $ (0.14)   $ (3.10)   $ (1.28)   $(43.07)   $(29.70)   $(86.80)   $(26.70)
Net loss -- fully diluted.....................   (0.14)     (3.10)     (1.28)    (43.07)    (29.70)    (86.80)    (26.70)
Book value -- primary.........................    1.14       2.10       1.28      22.88      66.00      95.70     183.60
Book value -- fully diluted...................    1.14       2.10       1.28      22.88      66.00      95.70     183.60
Average number of shares outstanding
 (In thousands)...............................  27,202      1,320     20,674        745        745        745        628

RATIOS:
Return on average assets*.....................   (1.61)%    (1.46)%    (2.65)%    (2.27)%    (1.18)%    (2.69)%    (0.75)%
Return on average stockholders' equity*.......   (2.96)%    (1.83)%   (65.48)%   (88.82)%   (38.23)%   (52.25)%   (11.75)%
Interest rate spread during period............    3.46%      3.38%      3.39%      2.51%      2.32%      2.18%      2.30%
Net yield on interest-earning assets during
 period.......................................    3.28%      3.03%      3.17%      2.09%      1.82%      1.54%      2.19%
Expense Ratios:
  Gross (11)*.................................    2.82%      2.84%      4.16%      3.29%      2.90%      4.16%      1.58%
  Adjusted (12)*..............................    2.63%      1.87%      2.98%      1.36%      1.11%      1.38%      1.40%
Efficiency Ratios:
  Gross (13)*.................................   97.60%    104.69%    142.75%    154.37%    154.97%    239.81%     74.35%
  Adjusted (14)*..............................   91.87%     65.47%     93.26%     83.04%     81.55%     94.01%     67.10%
Dividend payout ratio (15)....................   --         --         --         --         --         --         --
Stockholders' equity to total assets..........    3.40%      5.68%      3.84%      1.47%      2.99%      3.31%      5.51%
Tangible capital ratio........................    3.12%      5.46%      3.53%      1.09%      2.60%      2.70%      3.70%
Leverage capital ratio........................    3.37%      5.80%      3.80%      1.36%      2.90%      3.00%      4.00%
Risk-based capital ratio......................    6.47%      8.70%      6.99%      3.08%      5.20%      5.40%      6.10%
General valuation allowance for loan losses to
 loans and mortgage-backed securities.........    1.71%      2.23%      1.95%      1.85%      1.42%      1.22%      0.64%
General valuation allowance for loan losses to
 loans, excluding mortgage-backed
 securities...................................    2.25%      2.44%      2.48%      2.03%      1.50%      1.58%      0.79%
General valuation allowance for loan losses to
 nonperforming loans..........................   70.74%    129.76%     65.22%     94.59%     29.20%     31.24%     52.27%
Nonperforming assets to total loans, mortgage-
 backed securities and REO....................    6.51%      7.33%      7.88%      7.19%     11.74%      8.68%      5.36%
Nonperforming assets to total assets..........    5.72%      6.20%      6.79%      6.36%      8.46%      7.24%      4.44%
Restructured loans and nonperforming assets to
 total assets.................................   17.47%     20.49%     19.36%     20.35%     13.45%      8.32%      5.94%
Classified assets to total assets.............   19.87%     24.04%     22.24%     22.90%     18.34%     21.37%     12.74%
Net loan chargeoffs to average total loans....    0.50%      0.48%      1.45%      1.72%      1.71%      0.52%      2.03%

- ------------------------------
*Ratios for three month periods ended September 30, 1994 and 1993 are annualized for comparison purposes.

NOTES TO SUMMARY FINANCIAL INFORMATION:

 (1)  Includes both held for investment and held for sale and net of unamortized
      premiums,  unearned  income,   deferred  fees  and   specific  loan   loss
      allowances.

 (2) Investment securities does not include the stock held by the Bank as a member of the Federal Home Loan Bank of San Francisco.

 (3) Nonperforming loans are those loans placed on nonaccrual status and other loans delinquent for 90 days or more.

 (4) REO includes real estate acquired in settlement of loans and in-substance foreclosures, net of general and specific real estate valuation allowances and excludes real estate held for investment.

 (5) Nonperforming assets include nonperforming loans and REO (net of specific and general reserves).

 (6) Restructured loans are loans that have been modified, resulting in concessions from original terms with respect to interest payments, maturity, or partial forgiveness of principal or interest.

 (7) Classified assets include loans classified Substandard or Doubtful, REO (before general valuation allowance), and the Bank's investment in Uni-Cal Financial Corporation.

 (8) Capitalized loan servicing assets include purchased mortgage servicing rights and capitalized excess servicing on loans originated by the Bank. Capitalized excess servicing for a loan is the discounted present value of any difference between (i) the interest rate received by the Bank from the borrower and (ii) the interest rate passed through to the purchaser of the loan, less a "normal servicing fee."

 (9) Real estate operations, net includes net revenues and expenses of REO and real estate held for investment, development, or sale.

(10) Per share data is adjusted to give effect to the one-for-ten reverse stock split effected on August 18, 1993.

(11) The gross expense ratio is the ratio of net non-interest expense to average total assets. Net non-interest expense is total non-interest expense minus fee income, gains and losses from sales of loans, MBS, investments and loan servicing, and other income, net (except for exclusion in 1992 of the $1.84 million gain on curtailment of pension plan).

(12) The adjusted expense ratio is the ratio of net non-interest expense, less real estate operations, net to average total assets.

(13) The gross efficiency ratio is the ratio of non-interest expense to total revenue. Total revenue is net interest income plus fee income, gains and losses from sales of loans, MBS, investments and loan servicing, and other, net (except for exclusion in 1992 of the $1.84 million gain on curtailment of pension plan).

(14) The adjusted efficiency ratio is the ratio of non-interest expense less real estate operations, net to total revenue.

(15) The dividend payout ratio is the ratio of dividends paid (if any) during the fiscal year to net income, if any.

                                  RISK FACTORS

    A PURCHASE OF THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. POTENTIAL PURCHASERS OF COMMON STOCK SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE OTHER INFORMATION SET FORTH HEREIN, THE FOLLOWING RISK FACTORS:

    UNDERCAPITALIZED STATUS AND CAPITAL DIRECTIVE. Under federal law and OTS regulations, savings institutions such as the Bank are required to comply with each of the three capital adequacy standards; a "tangible capital" requirement of at least 1.5% of adjusted total assets, a "leverage limit" or "core capital" requirement of at least 4% of adjusted total assets and a "risk-based capital" requirement of at least 8% of risk-weighted assets. At September 30, 1994, the Bank had a core capital ratio of 3.37% and a risk-based capital ratio of 6.47% which were less than the respective minimum ratios of 4.00% and 8.00%. As a result of the Bank's regulatory capital deficiency, the Bank was required by the OTS to file a Capital Restoration Plan (the "Capital Restoration Plan") under the "prompt corrective action" provisions described below.

    In late November, 1994, the OTS approved the Bank's Capital Restoration Plan which provides for the Bank to become "adequately capitalized" by March 31, 1995. In connection with the approval of the Capital Restoration Plan, the OTS issued, with the consent of the Company's Board of Directors, a Prompt Corrective Action Directive (the "Directive") which directs the Bank to comply with its Capital Restoration Plan by March 31, 1995.

    UNCERTAIN IMPACT OF RECAPITALIZATION ON COMPANY STOCKHOLDERS. The Bank intends to pursue a sale or merger of the Bank and all other feasible alternatives for maximizing value to the Company's stockholders, including the raising of additional required capital. The nature of any sale or merger transaction or the form of any recapitalization transaction may not be determined for some time. A sale or merger transaction may involve cash consideration or securities of the acquiror, depending upon market interest. The Bank may consider the reduction of the Bank's risk profile in order to enhance the prospects for a successful sale or merger or recapitalization transaction, primarily through disposition of the Bank's classified assets, which may include a bulk sale of such assets. However, the Company and the Bank do not intend to implement a bulk sale of classified assets in the absence of a sale or merger of the Bank or of a recapitalization transaction. In addition, the Bank will explore the extent to which a sale or merger transaction or recapitalization can be completed without a bulk sale of classified assets.

    A recapitalization could be accomplished through a private offering, through a public offering, through a public offering incorporating a rights offering with or without stand-by purchasers, or through a combination of transactions. Based on investor acceptance, the securities involved in a recapitalization could include common or preferred stock, warrants and debt securities. The securities could be issued by either the Company or the Bank. Any equity recapitalization could involve substantial dilution of the interests of the stockholders of the Company (including the holders of the Common Stock offered hereby).

    There can be no assurance that the Bank will be able to recapitalize within the time period required by the Capital Restoration Plan and the Directive, or that the terms of any recapitalization will be favorable to the existing stockholders of the Company (including the holders of the Common Stock offered hereby).

    POSSIBILITY OF ADDITIONAL REGULATORY RESTRICTIONS AND/OR TAKEOVER. If the OTS does not comply with the terms of the Capital Restoration Plan, the OTS is required to impose certain operating restrictions and may impose additional restrictions if it deems such actions necessary. The OTS or the FDIC may appoint a receiver or conservator for an institution if the institution is undercapitalized and (i) has no reasonable prospect of becoming adequately capitalized, (ii) fails to submit a capital restoration plan within the required time period, or (iii) materially fails to implement its capital restoration plan.

    If the Bank continues to fail to meet its required capital levels, the operations and future prospects of the Bank will depend principally on regulatory attitudes and actions at the time, including those of the OTS and FDIC, within applicable legal constraints. Such failure could result in the issuance of a cease and desist order or an additional capital directive to the Bank, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and/or the appointment of a conservator or receiver for the Bank. In the event that the Bank were to become "critically undercapitalized," it must be placed in receivership or conservatorship not later than 90 days thereafter unless the OTS and FDIC determine that taking other action would better serve the purpose of prompt corrective action. Such determinations are required to be reviewed at 90-day intervals, and if the Bank remains critically undercapitalized for more than 270 days, the decision not to appoint a receiver would require certain affirmative findings by the OTS and FDIC regarding the viability of the institution. An institution is treated as critically undercapitalized if its ratio of "tangible equity" (core capital plus cumulative preferred stock minus intangible assets other than supervisory goodwill and purchased mortgage servicing rights) to total assets is equal to or less than 2%. At September 30, 1994, the Bank's "tangible equity" ratio was 3.12%. Additional operating losses would cause the Bank's "tangible equity" ratio and other regulatory capital ratios to decrease from September 30, 1994 ratios.

    RECENT FINANCIAL CONDITION AND LACK OF PROFITABLE OPERATIONS. The Company's recent financial condition and results of operations reflect the troubled California economy and the real estate markets in which the Company operates. The Company reported a net loss of $3.7 million for the quarter ended September 30, 1994. During the fiscal year ended June 30, 1994, the Company incurred a net loss of $26.5 million as compared to a net loss of $32.1 million in fiscal 1993 and a net loss of $22.1 million in the fiscal year ended June 30, 1992. The Company also incurred net losses of $64.7 million and $18.1 million in fiscal 1991 and 1990, respectively. These losses were primarily due to deteriorating asset quality, as reflected in the provisions for loan and real estate losses to specific and general allowances in view of high levels of charge-offs of loans and REOs; losses on the disposition of REO and real estate investments; and the loss of income on nonperforming assets. The Company's consolidated stockholders' equity declined to $31.0 million at September 30, 1994 due to the net losses described above. The fully diluted book value of the Common Stock declined to $1.14 per share at September 30, 1994.

    The Bank's business is subject to fluctuations in interest rates, general national and local economic and political conditions and consumer confidence in the Bank. These fluctuations are neither predictable nor controllable, and may have materially adverse consequences upon the operations and financial condition of the Bank. The Bank is especially subject to fluctuations in the economic conditions prevailing in Southern California, where the vast majority of its borrowers and all of its neighborhood banking offices are located.

    FUTURE OPERATING LOSSES ANTICIPATED; NO ASSURANCE OF PROFITABLE OPERATIONS. The Capital Restoration Plan contemplates additional losses
(principally due to potential loan losses and losses from real estate operations) during at least the two quarters ending March 31, 1995, assuming the recapitalization occurs on that date. The extent of future losses and a return to profitable operations are dependent on numerous factors, including the Bank's disposition of problem assets (and whether or not a bulk sale or other accelerated resolution of such assets is undertaken), a reduction in the Bank's non-interest expenses, and the status of the California economy and real estate markets. No assurances can be given that future events, including changes in prevailing interest rates, or a further deterioration in the Bank's asset quality, will not preclude the Bank from having additional operating losses or from returning to profitable operations.

    HIGH LEVEL OF NONPERFORMING ASSETS. Nonperforming assets of the Bank, which include nonaccrual loans and REO, remain high as a percentage of total assets. At September 30, 1994, total nonperforming assets were $52.2 million (5.72% of total assets). The ability of the Bank to resolve nonperforming assets and realize proceeds approximating net book value and to reduce the level of nonperforming assets and restructured loans is highly dependent upon a variety of factors outside the control of the Bank, including the market value of real estate, the strength of the national and local economy, interest rates and the availability of other financing. No assurances can be given that the Bank will not experience further deterioration in asset quality.

    The Bank's current interest income remains impaired by the large amount of nonperforming loans. The Bank is continuing its efforts to dispose of problem assets in order to return to profitability. In addition, the Bank may consider a possible bulk sale of problem assets in connection with its efforts to comply with the Capital Restoration Plan and Directive. No assurances can be given, however, that the Bank will be successful in arranging for the prompt and cost-effective disposition of nonperforming assets.

    RESTRUCTURED LOANS. It is the Bank's policy to consider a troubled debt restructuring when a determination is made that greater economic value will be realized under new terms than through foreclosure, liquidation or other disposition. In such circumstances, the Bank may grant a concession to the borrower that it would not otherwise grant, including the reduction of interest charged, the forgiveness of certain penalties and, in certain cases, the reduction of the principal balance on a loan. Restructured loans which are performing in accordance with their new terms and, therefore, are not included in nonaccrual loans, amounted to $107.2 million at September 30, 1994. Due to their nature, however, restructured loans will continue to carry greater risks for some period of time. Since April 1991, the Bank has restructured 43 loans aggregating $248.4 million in original principal balance. As of September 30, 1994, ten loans aggregating $44.8 million which were restructured since April, 1991 have become non-performing assets. Of such loans, four loans aggregating $13.0 million were foreclosed upon and the collateral subsequently sold; two loans aggregating $6.9 million were subsequently restructured and are performing in accordance with their new terms; and four loans aggregating $24.9 million are included in non-performing assets at September 30, 1994.

    POTENTIAL PROBLEM LOANS. The Bank has established a monitoring system for its loan and real estate portfolios and classifies potential problem loans as Substandard, Doubtful or Loss. The following table sets forth the Bank's total classified loan portfolio, including classified restructured loans, at September 30, 1994, and excludes a conditional commitment under a classified letter of credit for $12.0 million:

                                                                           SEPTEMBER 30, 1994
                                                                          --------------------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
SUBSTANDARD
  Residential 1-4.......................................................      $      9,096
  Multifamily...........................................................            89,101
  Commercial............................................................            42,832
  Construction..........................................................             5,609
  Consumer..............................................................               603
                                                                                ----------
                                                                                   147,241
DOUBTFUL
  Multifamily...........................................................           --
  Consumer..............................................................           --
                                                                                ----------
                                                                                   --
                                                                                ----------
    TOTAL...............................................................      $    147,241
                                                                                ----------
                                                                                ----------

    In addition to classified assets, the Bank monitors Special Mention assets which have been identified to include potential weaknesses that deserve management's close attention. According to OTS guidelines, Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. At September 30, 1994, $105.4 million of assets were categorized as Special Mention.

    ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES. The Bank provides an allowance for estimated losses on loans and real estate when it is probable that the value of the asset has been impaired and the loss can be reasonably estimated. At September 30, 1994, the Bank's general valuation allowance for loan losses was $13.1 million, representing 2.25% of total loans and 70.74% of nonperforming loans. At September 30, 1994 the Bank's total general valuation allowances for loan and real estate losses aggregated $15.0 million (28.73% of total nonperforming assets).

    The Bank has recorded significant amounts of provisions for loan and real estate losses to reflect the continued deterioration of the real estate market as well as the effects of disposing of real estate assets. Total provisions for loan and real estate losses aggregated $3.9 million for the quarter ended September 30, 1994, and $27.1 million in fiscal 1994. Loan and real estate chargeoffs, net of recoveries and realized gains and losses on sales of real estate, by the Bank amounted to $10.3 million in the quarter ended September 30, 1994 and $28.4 million in fiscal 1994.

    While the Bank believes its allowances for estimated losses on loans and real estate are adequate, no assurances can be given that future events will not require significant additional provisions for loan and real estate losses.

    IMPACT OF FLUCTUATIONS IN INTEREST RATES. Prevailing economic conditions, particularly changes in market interest rates, as well as governmental policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect interest rates and savings institutions' net interest income. The Bank actively manages its assets and liabilities in an effort to mitigate its exposure to interest rate risk, but it cannot eliminate this exposure entirely without unduly affecting its profitability. As is the case with many savings institutions, the Bank's deposits historically have matured or repriced more rapidly than its loans and other investments, and consequently, increases in market interest rates have tended to reduce the Bank's net interest income, while decreases in market interest rates have tended to increase its net interest income. Active management of assets and liabilities is fundamental to the achievement of many corporate goals, including the management of interest rate risk. Accordingly, each balance sheet decision has a rate risk component. The Bank incorporates its rate risk objectives into loan sale decisions, deposit pricing, borrowing plans, and loan origination and pricing goals.

    As part of its assets/liability management strategy, the Bank generally retains in portfolio adjustable rate mortgage ("ARM") loans which mature or reprice within one year. Because the Bank's ARM portfolio is principally tied to the Eleventh District Cost of Funds Index, which tends to lag behind changes in the Bank's cost of funds, the recent rising interest rate environment and competitive pricing for deposits in the Bank's market areas have decreased interest rate spreads. In addition, increases in prevailing interest rates generally negatively impact the values of the Bank's "held to maturity" mortgage-backed and other investment securities and may adversely impact potential acquirors' assessments of the value of the Bank. As of December 31, 1994, the Bank estimates that the market value of its "held to maturity" mortgage-backed and other investment securities was approximately $11.6 million below carrying values, compared to $4.8 million below carrying values at June 30, 1994.

    INDEPENDENT AUDITORS' REPORT -- EXPLANATORY PARAGRAPH RE "GOING CONCERN." In connection with its audit of the 1994 consolidated financial statements of the Company, KPMG Peat Marwick LLP, the Company's independent auditors, issued a report that contained an explanatory paragraph regarding the Company's ability to continue as a going concern. The report makes reference to
Note 12 to the consolidated financial statements, which describes the following issues: (i) the Bank's failure to meet its regulatory capital requirements; (ii) the fact that the Bank has filed a capital restoration plan with the OTS; (iii) regulatory sanctions that the OTS may impose for failure to meet the capital requirements in accordance with its capital plan or further declines in its capital ratios as a result of continued operating losses; and (iv) these matters raise substantial doubt about the Company's ability to continue as a going concern. The report stated that consolidated financial statements of the

Company had been prepared assuming that the Company would continue as a going concern, and no adjustments that might result from the outcome of the stated uncertainties were reflected in the consolidated financial statements.

    COMPETITION. Financial institutions operate in a competitive environment. The Bank competes with commercial banks, other savings institutions, finance companies, money market funds, credit unions and other financial intermediaries, many of which have substantially greater resources in capital than do the Company and the Bank. In addition, lending limits are based upon capital, and many of the Bank's competitors have higher legal lending limits than the Bank. Particularly intense competition exists for sources of funds, loans, and other services that the Bank offers.

    EXTENSIVE AND UNCERTAIN REGULATION. The thrift industry is extensively regulated and currently faces an uncertain regulatory environment. Applicable laws, regulations, and enforcement policies have been subject to significant, and sometimes retroactively applied, change in recent years, and may be subject to significant further change. There can be no assurance that future changes in the regulations or in their interpretation will not adversely affect the business of the Bank. In addition, certain regulatory actions, including any future increases in federal deposit insurance premiums, may increase the Bank's non-interest expense in future periods.

    EXPOSURE TO ECONOMIC TRENDS AND REAL ESTATE MARKETS. The savings institutions industry is exposed to economic trends and fluctuations in real estate values. In recent periods, those trends have been recessionary in nature, particularly in Southern California where the bulk of the Bank's assets are located. Accordingly, the trends have adversely affected both the delinquencies being experienced by savings institutions, such as the Bank, and the ability of such institutions to recoup principal and accrued interest by realization upon sale of the underlying collateral. No assurances can be given that such trends will not continue in future periods creating increasing downward pressure on the capital and earnings of savings institutions, including the Bank. The impact of the recent bankruptcy filing by the County of Orange on the economic climate in Orange County and Southern California, where the Bank's offices and much of its property are located, is uncertain at this time.

    LIMITATION ON USE OF TAX LOSSES. At June 30, 1994, the Company had unused net operating losses for federal income tax and California franchise tax purposes of $50 million and $49 million, respectively. On August 5, 1994, the Company incurred an "ownership change" within the meaning of Section 382 of the Internal Revenue Code ("Section 382"). Section 382 generally provides that if a corporation undergoes an ownership change, the amount of taxable income that the corporation may offset after the date of the ownership change (the "change date") with net operating loss carryforwards and certain built-in losses existing on the change date will be subject to an annual limitation. In general, the annual limitation equals the product of (i) the fair market value of the corporation's equity on the change date (with certain adjustments) and (ii) a long-term tax exempt bond rate of return published by the Internal Revenue Service.

    The Section 382 limitation will not have a material impact on the financial position of the Company as of September 30, 1994 as the Company has not utilized any net operating losses to offset the reversal of taxable temporary differences. Although the Section 382 limitation will affect the Company's ability to utilize its net operating loss carryovers and certain recognized built-losses, any income tax benefits attributable to those net operating loss carryovers and recognized built-losses will not be available until operations of the Company result in additional taxable income. The amount of the Section 382 limitation for the Company has not yet been determined.

    Any sale, merger or recapitalization transaction undertaken by the Company or the Bank may result in an new "ownership change" for the purpose of Section 382, based upon the facts and circumstances of the transaction. Such a transaction may result in additional limitations on the use of unused net operating losses by the Company.

    DIVIDEND RESTRICTIONS. The Company has not paid dividends on the Common Stock since the first quarter of fiscal 1991 and is currently restricted from paying dividends. The Company's ability to pay dividends is largely dependent on the receipt of funds to pay such dividends from the Bank, which is prohibited from paying dividends to the Company without the consent of the OTS. The Company does not anticipate the resumption of dividend payments to holders of Common Stock in the near term.

    EFFECT OF OUTSTANDING WARRANTS. As of December 31, 1994, there were 6.9 million shares of Common Stock reserved for issuance upon the exercise of warrants at an exercise price of $2.33 per share, all of which are currently exercisable. To the extent of the trading price of the Common Stock at the time of exercise of any such warrants exceeds the exercise price, such exercise will have a dilutive effect on the Company's stockholders.

                              RECENT DEVELOPMENTS

    At June 30, 1994, the Bank's leverage (core) and risk-based ratios decreased below the required OTS regulatory minimums. As a result, the Bank became subject to certain operating restrictions applicable to "undercapitalized" institutions, including among other things, restrictions on asset growth, capital distribution, acquisitions, branching and new lines of business. In addition, the Bank was required to file a Capital Restoration Plan with the OTS. In late November, 1994, the OTS approved the Bank's Capital Restoration Plan and issued, with the unanimous consent of the Board of Directors of the Bank, a Prompt Corrective Action Directive (the "Directive") requiring that the Bank be recapitalized by March 31, 1995. There can be no assurance that the Bank will be able to comply with the Directive or achieve the objectives of the Capital Restoration Plan as approved or as such plan may be revised from time to time. The Bank may seek to extend the March 31, 1995 date in the Directive. There can be no assurance that such an extension would be approved by the OTS.

    In early December, 1994, the Company announced that it has engaged the investment banking firm of Friedman, Billings, Ramsey & Co., Inc. ("FBR") to act as financial advisor to the Company and the Bank in connection with its evaluation and implementation of strategic recapitalization alternatives available to the Bank. FBR specializes in investment banking services for banking and thrift institutions.

    The Bank intends to pursue a sale or merger of the Bank and all other feasible alternatives for maximizing value to the Company's stockholders, including the raising of additional required capital. The nature of any sale or merger transaction or the form of any recapitalization transaction may not be determined for some time. A sale or merger transaction may involve cash consideration or securities of the acquiror, depending upon market interest. Initially, the Company and FBR will seek to identify potential buyers who have an interest in acquiring all of the operations of the Bank or who are interested in buying all of the operations of the Bank with the exception of some or all of three pools of classified assets of the Bank having unpaid principal balances of approximately $207 million, which would be retained by the Company. No assurance can be given that any such sale or merger transaction will proceed or be consummated, or that the terms of any such transaction, if completed, will be favorable to the stockholders of the Company (including the holders of the Common Stock offered hereby).

    The Bank may consider the reduction of the Bank's risk profile in order to enhance the prospects for a successful sale or merger or recapitalization transaction, primarily through disposition of the Bank's classified assets, which may include a bulk sale or other accelerated resolution of all or a portion of such assets. Based upon a review of the Bank's classified assets by a real estate consultant engaged by the Bank and other available information, the Company believes that any bulk sale of classified assets would involve substantial discounts from the Bank's current net book values and the unpaid principal balances of classified loans. No assurance can be given that any such transaction could be implemented or that prevailing market conditions or other factors would not increase the discount required to effect a bulk sale of such assets. The Company and the Bank do not intend to implement a bulk sale of classified assets in the absence of a sale or merger of the Bank or of a recapitalization transaction. In addition, the Bank will explore the extent to which a sale or merger transaction or recapitalization can be completed without a bulk sale of classified assets. The Company may also consider formation of a workout entity to hold certain identified troubled assets to attempt to enhance the return from those assets.

    A recapitalization could be accomplished through a private offering, through a public offering, through a public offering incorporating a rights offering with or without stand-by purchasers, or through a combination of transactions. Based on investor acceptance, the securities involved in a recapitalization could include common or preferred stock, warrants and debt securities. The securities could be issued by either the Company or the Bank. Any equity recapitalization could involve substantial dilution of the interests of the stockholders of the Company (including the holders of the Common Stock offered hereby).

    Effective December 12, 1994, the Bank, with the approval of the OTS, entered into severance agreements with several members of senior management of the Bank. The agreements are designed to ensure that the Bank's senior management group is maintained through completion of a sale, merger or recapitalization transaction. The severance agreements generally provide for the payment of certain severance amounts (generally 6 to 12 months' salary plus benefits) in the event that such executives' employment is terminated following a change of control (as defined in the severance agreement) of the Bank. The Company has entered into guaranty agreements of even date to guarantee performance of the Bank's obligations under the severance agreements.

    During the quarter ended September 30, 1994, the Company reported a net loss of $3.7 million. The Company also anticipates reporting a net loss for its second fiscal quarter ended December 31, 1994.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's common stock is traded on the New York Stock Exchange ("NYSE") with the trading symbol UFF. At December 31, 1994, the Company had approximately 850 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 27,201,993 outstanding shares of common stock. The following table sets forth for the fiscal quarters indicated the range of high and low sale prices per share of the common stock of UnionFed as reported on the New York Stock Exchange Composite Tape.

QUARTER ENDING                                                                           HIGH*      LOW*
- -------------------------------------------------------------------------------------  ---------  ---------
FISCAL 1993
  September 30, 1992.................................................................  $   13.75  $    3.75
  December 31, 1992..................................................................       8.75       2.50
  March 31, 1993.....................................................................      16.25       5.00
  June 30, 1993......................................................................      11.25       3.75
FISCAL 1994
  September 30, 1993.................................................................       3.75       1.50
  December 31, 1993..................................................................       2.25       1.63
  March 31, 1994.....................................................................       2.63       1.50
  June 30, 1994......................................................................       1.75       0.75
FISCAL 1995
  September 30, 1994.................................................................       0.94       0.25
  December 31, 1994..................................................................       0.69       0.38
  March 31, 1995 (through January 12, 1995)..........................................       0.56       0.47

- ------------------------
*Price per share is adjusted to give effect to the one-for-ten reverse stock split effected on August 18, 1993.

    On January 12, 1995, the last reported sales price for the Company's Common Stock on the New York Stock Exchange was $0.56 per share.

    UnionFed may pay dividends out of funds legally available therefor at such times as the Board of Directors determines that dividend payments are appropriate, after considering UnionFed's net income, capital requirements, financial condition, alternate investment options, prevailing economic conditions, industry practices and other factors deemed to be relevant at the time. UnionFed's principal source of income currently consists of dividends, if any, from the Bank. As an undercapitalized institution, the Bank generally may not pay dividends to the Company. UnionFed's ability to pay dividends also is limited by certain restrictions generally imposed on Delaware corporations. In general, dividends may be paid only out of a Delaware corporation's surplus, as defined in the Delaware General Corporation Law, or net profits for the fiscal in which the dividend is declare and/or the preceding fiscal year. "Surplus" is defined for this purpose as the amount by which a corporation's net assets (total assets minus total liabilities) exceed the amount designated by the Board of Directors of the corporation in accordance with Delaware law as the corporation's capital. The Board of Directors of UnionFed has designated as UnionFed's capital the amount equal to the aggregate par value of its outstanding shares of common stock.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of September 30, 1994.

                                                                                      SEPTEMBER 30, 1994
                                                                                      ------------------
                                                                                        (IN THOUSANDS)
Borrowings
  Federal Home Loan Bank advances...................................................     $     13,000
  Other borrowed funds..............................................................           13,814
                                                                                           ----------
  Total borrowings..................................................................           26,814
                                                                                           ----------
Stockholders' Equity
  Preferred stock par value $.01 per share; authorized, 1,000,000 shares, issued and
   outstanding, none................................................................          --
  Common stock -- par value $.01 per share; authorized, 60,000,000 shares, issued
   and outstanding, 27,201,993 shares...............................................              272
  Additional paid-in capital........................................................          107,943
  Retained earnings (deficit).......................................................          (77,206)
                                                                                           ----------
    Total Stockholders' Equity......................................................     $     31,009
                                                                                           ----------
                                                                                           ----------
Book value per share................................................................        $1.14

                              SELLING STOCKHOLDER

    Keefe, Bruyette & Woods, Inc. (the "Selling Stockholder") was the financial advisor to the Company in connection with its September 1993 recapitalization, which raised $44.1 million of capital for the Bank. In connection with the September 1993 recapitalization, the Company agreed to pay the Selling Stockholder for its services rendered through delivery of 742,857 shares of Common Stock at the subscription price of $1.75 per share. The Common Stock was delivered to the Selling Stockholder pursuant to a stock purchase agreement (the "Stock Purchase Agreement") between the Company and the Selling Stockholder.

    In addition, the Selling Stockholder was engaged by the Company in August 1994 as the Company's financial advisor to advise it in connection with its submission of the Capital Restoration Plan to the OTS. Such services were completed in September, 1994.

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholder set forth below:

                                                                             NUMBER OF SHARES
                                                                                 OWNED AND
NAME                                                                          OFFERED HEREBY
- ---------------------------------------------------------------------------  -----------------
Keefe, Bruyette & Woods, Inc...............................................         742,857
  Two World Trade Center, 85th Floor
  New York, NY 10048

    The Common Stock is being registered by the Company following a demand by the Selling Stockholder under the Stock Purchase Agreement pursuant to which the Company agreed, among other things, to file a Registration Statement for the sale of the shares of Common Stock offered hereby. With certain exceptions, the Company is required to bear the expenses of the registration of the shares of Common Stock offered hereby. Expenses of the registration of the shares of Common Stock offered hereby are estimated not to exceed $40,000, all of which will be paid by the Company. Selling expenses for individual transactions will be borne by the Selling Stockholder. The Company has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act of 1933. The Stock Purchase Agreement entitles the Selling Stockholder to an additional demand registration in which the Company must bear expenses and to unlimited additional rights to join most registrations of Common Stock initiated by the Company.

                              PLAN OF DISTRIBUTION

    The Selling  Stockholder may  sell all  or  a portion  of the  Common  Stock
offered   hereby  directly  in  negotiated  transactions   or  in  one  or  more
transactions on the NYSE at the price prevailing at the time of sale. Alternatively, the Selling Stockholder may, from time to time, offer the Common Stock offered hereby through underwriters, dealers or agents (including the Selling Stockholder) who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchaser of any such Common Stock for whom they act as agent. The Selling Stockholder and any such underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of the Common Stock by the Selling Stockholder and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Common Stock is made, to the extent required by applicable law, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The Company will not receive any of the proceeds from the sale by the Selling Stockholder of the Common Stock offered hereby.

                                 LEGAL MATTERS

    Gibson, Dunn & Crutcher, Orange County, California, has rendered an opinion to the effect that the Common Stock offered hereby by the Selling Stockholder has been duly and validly issued, is fully paid and nonassessable.

                                    EXPERTS

    The consolidated financial statements of UnionFed Financial Corporation as of June 30, 1994 and 1993, and for each of the years in the three-year period ended June 30, 1994, have been incorporated by reference in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP covering the June 30, 1994, consolidated financial statements contains the following explanatory paragraph:

    "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) place restrictions on any insured depository institution that does not meet certain requirements, including minimum capital ratios. These restrictions are based on an institution's FDICIA defined capital category and become increasingly more severe as an institution's capital category declines. Union Federal Bank, a federal savings bank (the Bank) and wholly owned subsidiary of the Company, was deemed "undercapitalized" based upon the Bank's capital position at June 30, 1994. The Bank has filed a capital restoration plan with the Office of Thrift Supervision outlining its plans for attaining the required levels of regulatory capital and that plan has not yet been approved by the Office of Thrift Supervision. Because the Bank does not meet the minimum capital thresholds to be considered "adequately capitalized," it is subject to certain operating restrictions such as growth limitations, prohibitions on dividend payments and increased supervisory monitoring by its primary federal regulator. Failure to increase its capital ratios in accordance with its capital restoration plan or further declines in its capital ratios as a result of continued operating losses, such that it becomes "significantly undercapitalized" or "critically undercapitalized" exposes the Bank to additional restrictions and regulatory actions, including limitations on executive compensation, restrictions on deposit interest rates and regulatory take-over. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon many factors, including regulatory action and the ability of management to achieve its capital restoration plan. Management's plans in regard to these matters are described in Note 12 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties."

    The report of KPMG Peat Marwick LLP covering the June 30, 1994 consolidated financial statements refers to the Company adopting the provisions of the
Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1994.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents
 by Reference..................................           2
Summary........................................           3
Risk Factors...................................           8
Recent Developments............................          13
Use of Proceeds................................          14
Price Range of Common Stock and Dividends......          14
Capitalization.................................          16
Selling Stockholder............................          16
Plan of Distribution...........................          17
Legal Matters..................................          17
Experts........................................          17

                                 742,857 SHARES

                                     [LOGO]

                               UNIONFED FINANCIAL
                                  CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                JANUARY   , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses in connection with this offering to be borne by the Company are:

Registration fees.................................................  $     135
Printing fees and expenses........................................      2,000
Accounting fees and expenses......................................     15,000
Legal fees and expenses...........................................     20,000
Blue Sky fees.....................................................      1,000
Miscellaneous.....................................................      1,865
                                                                    ---------
      Total.......................................................  $  40,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company is in certain circumstances permitted to indemnify its directors and officers and those serving at request of the corporation as director, officer, employee or agent of another entity against any liability incurred in such capacity or arising out of such statute, whether or not the Corporation would have the power to indemnify him against such liability under Section 145 of the DGCL against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Company), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Company, if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Company is in certain circumstances permitted to indemnify its directors and officers against expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Company, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in or not opposed to the best interests of the Company provided that the specified court approval is obtained.

    Also, under Section 145 of the DGCL, the Company may purchase and maintain insurance on behalf of any current or former director or officer and those serving at request of corporation as director, officer, employee or agent of another entity against any liability incurred in such capacity or arising out of such status, whether or not the corporation would have the power to indemnify him against such liability under Section 145 of the DGCL.

    As permitted by Section 145 of the DGCL, the Bylaws of the Company provide that the officers and directors of the Company shall be indemnified and held harmless by the Company to the extent authorized by the DGCL. In addition, the Bylaws of the Company have a provision allowing the Company to purchase insurance to the extent permitted in Section 145 of the DGCL.

ITEM 16.  EXHIBITS.*

       1   Stock Purchase Agreement
      4.1  Copies of instruments defining the rights of holders of long-term debt of the Company or any of its subsidiaries are, under Item 601(b)(4)(iii)(A) of Regulation S-K, not required to be filed, but will be filed upon request of the Securities and Exchange
           Commission.
      4.2  Form of Warrant to Purchase Common Stock.**
       5   Opinion of Gibson, Dunn & Crutcher.
     23.1  Consent of Gibson, Dunn & Crutcher (to be included in Exhibit 5).

     23.2  Consent of KPMG Peat Marwick LLP.
      24   Power of Attorney of the Company (reference is hereby made to page II-3).

- ------------------------
 * Exhibit descriptions followed by a parenthetical reference or asterisks indicate that the exhibit is incorporated herein by reference from the described document.
** Filed as an exhibit to UnionFed's 1993 Annual Report on Form 10-K.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (d) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brea, State of California, on January 12, 1995.

                                          UNIONFED FINANCIAL CORPORATION

                                          By:        /s/ DAVID S. ENGELMAN

                                             -----------------------------------
                                                      David S. Engelman
                                              CHAIRMAN OF THE BOARD, PRESIDENT
                                                 AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints David S. Engelman and Ronald M. Griffith, his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all Amendments (including Post-Effective Amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------
                                     Director, Chairman of the
                                      Board,
       /s/ DAVID S. ENGELMAN          President and
- -----------------------------------   Chief Executive Officer   January 12, 1995
         David S. Engelman            (PRINCIPAL EXECUTIVE
                                      OFFICER)

                                     Senior Vice President,
       /s/ STEPHEN J. AUSTIN          Chief Financial Officer
- -----------------------------------   and Treasurer             January 12, 1995
         Stephen J. Austin            (PRINCIPAL FINANCIAL
                                      OFFICER)

- -----------------------------------  Director                   January   , 1995
        Donald L. Criswell

        /s/ WILLIAM DONOVAN
- -----------------------------------  Director                   January 12, 1995
          William Donovan

             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------
         /s/ J. DAVID KALL
- -----------------------------------  Director                   January 12, 1995
           J. David Kall

- -----------------------------------  Director                   January   , 1995
          Thomas P. Kemp

      /s/ WM. S. MARTIN, JR.
- -----------------------------------  Director                   January 12, 1995
        Wm. S. Martin, Jr.

         /s/ DAVID PRIMUTH
- -----------------------------------  Director                   January 12, 1995
           David Primuth

         /s/ DALE A. WELKE
- -----------------------------------  Director                   January 12, 1995
           Dale A. Welke

         /s/ JOHN R. WISE
- -----------------------------------  Director                   January 12, 1995
           John R. Wise